UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif Azher, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402	Page 2

1.	Names of Reporting Persons. SL SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,133,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,133,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,133,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 3

1.	Names of Reporting Persons. SLTA SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,133,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,133,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,133,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 4

1.	Names of Reporting Persons. SLTA SPV-2 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,133,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,133,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,133,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402	Page 5

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,561,833
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,561,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,561,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 6

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 243,679
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 243,679

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 7

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,805,512
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,805,512

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,805,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 8

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,805,512
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,805,512

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,805,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402	Page 9

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,964,898
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,964,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,964,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 10

1.	Names of Reporting Persons. Silver Lake Technology Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 109,885
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 109,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 11

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,074,783
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,074,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,074,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 12

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,074,783
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,074,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,074,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402	Page 13

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,050,818
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,050,818

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,050,818
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of VMware, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3401 Hillview Avenue, Palo Alto, CA 94304.

Item 2. Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SL SPV-2, L.P. (“SPV-2”),

2. SLTA SPV-2, L.P. (“SLTA GP”),

3. SLTA SPV-2 (GP), L.L.C. (“SLTA SPV GP”),

4. Silver Lake Partners IV, L.P. (“SLP IV”),

5. Silver Lake Technology Investors IV, L.P. (“SLTI IV”),

6. Silver Lake Technology Associates IV, L.P. (“SLTA IV”),

7. SLTA IV (GP), L.L.C. (“SLTA IV GP”),

8. Silver Lake Partners V DE (AIV), L.P. (“SLP V”),

9. Silver Lake Technology Investors V, L.P. (“SLTI V”),

10. Silver Lake Technology Associates V, L.P. (“SLTA V”),

11. SLTA V (GP), L.L.C. (“SLTA V GP”), and

12. Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The general partner of SPV-2 is SLTA GP and the general partner of SLTA GP is SLTA SPV GP. The general partner of each of SLP IV and SLTI IV is SLTA IV, and the general partner of SLTA IV is SLTA IV GP. The general partner of each of SLP V and SLTI V is SLTA V, and the general partner of SLTA V is SLTA V GP. The managing member of each of SLTA SPV GP, SLTA IV GP and SLTA V GP is SLG.

The principal business of each of SPV-2, SLP IV, SLTI IV, SLP V and SLTI V is to invest in securities. The principal business of SLTA GP is to serve as the general partner of SPV-2. The principal business of SLTA SPV GP is to serve as the general partner of SLTA GP. The principal business of SLTA IV is to serve as the general partner of each of SLP IV and SLTI IV and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV GP is to serve as the general partner of SLTA IV and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V is to serve as the general partner of each of SLP V and SLTI V and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V GP is to serve as the general partner of SLTA V and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of each of SLTA SPV GP, SLTA IV GP and SLTA V GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 1, 2021, as previously announced, Dell Technologies Inc. (“Dell Technologies”) completed its spin-off (the “Spin-Off”) of all shares of common stock of the Issuer that were beneficially owned by Dell Technologies and certain of its subsidiaries by means of a special stock dividend to stockholders of record of Dell Technologies as of the dividend record date.

In connection with the Spin-off, Dell Technologies effected the distribution of shares of Class A common stock and Class B common stock of the Issuer pro rata to its equityholders, which shares of Class B Common Stock immediately upon distribution, and prior to the receipt of such shares by the equity holders of Dell Technologies, converted into an equal number of shares of Class A Common Stock. In connection with the Spin-Off, the Reporting Persons acquired shares in respect of their pro rata interests in Dell Technologies as follows (i) 16,133,485 shares acquired by SL SPV-2, L.P., (ii) 16,561,833 shares acquired by Silver Lake Partners IV, L.P., (iii) 8,964,898 shares acquired by Silver Lake Partners V DE (AIV), L.P., (iv) 243,679 shares acquired by Silver Lake Technology Investors IV, L.P., (v) 109,885 shares acquired by Silver Lake Technology Investors V, L.P., and (vi) 37,038 shares acquired by Silver Lake Group, L.L.C,

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Class A Common Stock in the Spin-Off, as described in Item 3 of this Schedule 13D.

Mr. Egon Durban, Co-CEO and a Managing Member of SLG, serves as a member of the board of directors of the Issuer.

Although the Reporting Persons do not have any plan or proposal to sell the Class A Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, distributing some or all of such shares of Class A Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an evaluation of its investment in the Issuer from time to time, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management, the board of directors and the other Stockholders (as defined below) on operational, financial and strategic initiatives and may engage in communications with one or more other stockholders or other securityholders of the Issuer as well. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 42,050,818 shares of the Issuer’s Class A Common Stock, which constitutes approximately 10.0% of the total outstanding common stock of the Issuer, based on 419,662,495 shares of Class A Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed on November 1, 2021.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

In connection with the consummation of the Spin-Off, the Issuer, Michael S. Dell (“MSD”), Susan Lieberman Dell Separate Property Trust (the “SLD Trust” and, together with MSD and their respective transferees, the “MSD Stockholders”), and certain of the Reporting Persons (collectively with their permitted transferees, the “SLP Stockholders” and collectively with the MSD Stockholders, the “Stockholders”) became party to a Stockholders Agreement of the Issuer (the “Stockholders Agreement”).

The Stockholders Agreement provides, among other things:

Nomination Rights

As further described in the Stockholders Agreement and subject to certain exceptions and compliance with applicable law and stock exchange rules, for so long as the MSD Stockholders collectively beneficially own a number of shares of common stock of the Issuer equal to at least 47% of the number of shares of common stock of the Issuer beneficially owned by the MSD Stockholders immediately following the Spin-Off (the “MSD Stockholders’ Initial Stake”) (or, if less, equal to at least 20% of all outstanding common stock of the Issuer), the board of directors of the Issuer (the “Board”) or the compensation and corporate governance committee of the Board (the “CCGC”) shall:

(i) nominate one individual (the “Class I MSD Director Nominee”) designated by the MSD Stockholders for election to the Board as a Class I director (as referenced in the Issuer’s Amended and Restated Certificate of Incorporation) at each annual meeting or action by written consent at which Class I directors will be elected; and

(ii) following a request from the MSD Stockholders, appoint to the Board and thereafter nominate a second individual (the “Additional MSD Director Nominee”) designated by the MSD Stockholders for election to the Board at each annual meeting or action by written consent at which the class of directors that the Additional MSD Director Nominee becomes a member of, will be elected, in each case for so long as the Board remains classified.

As further described in the Stockholders Agreement and subject to certain exceptions and compliance with applicable law and stock exchange rules, for so long as the MSD Stockholders collectively beneficially own a number of shares of common stock of the Issuer equal to at least 18% but less than 47% of the MSD Stockholders’ Initial Stake (or, if less, equal to at least 7.5% but less than 20% of all outstanding common stock of the Issuer), the Board or the CCGC shall nominate the Class I MSD Director Nominee for election to the Board at each annual meeting or action by written consent at which Class I directors will be elected. If the MSD Stockholders cease to collectively beneficially own a number of shares of common stock of the Issuer equal to at least 18% of the MSD Stockholders’ Initial Stake (or, if less, equal to at least 7.5% of all outstanding common stock of the Issuer), the MSD Stockholders will cause the Class I MSD Director Nominee to offer to promptly resign from the Board (which resignation may or may not be accepted by the Board in its sole discretion).

In addition, as further described in the Stockholders Agreement and subject to certain exceptions and compliance with applicable law and stock exchange rules, for so long as the SLP Stockholders collectively beneficially own a number of shares of common stock of the Issuer equal to at least 67% of the number of shares of common stock of the Issuer beneficially owned by the SLP Stockholders immediately following the Spin-Off (the “SLP Stockholders’ Initial Stake”) (or, if less, equal to at least 7.5% of all outstanding common stock of the Issuer), the Board or the CCGC shall nominate one individual designated by the SLP Stockholders for election to the Board as a Class I director (as referenced in the Issuer’s Amended and Restated Certificate of Incorporation) at each annual meeting or action by written consent at which Class I directors will be elected (such individual, the “SLP Director Nominee”). If the SLP Stockholders cease to collectively beneficially own a number of shares of common stock of the Issuer equal to at least 67% of the SLP Stockholders’ Initial Stake (or, if less, equal to at least 7.5% of all outstanding common stock of the Issuer), the SLP Stockholders shall cause the SLP Director Nominee to offer to promptly resign from the Board (which resignation may or may not be accepted by the Board in its sole discretion).

If any person nominated by the MSD Stockholders or the SLP Stockholders ceases to serve on the Board for any reason (except as a result of a reduction in such Stockholder’s right to nominate directors pursuant to the Stockholders Agreement), then the Stockholder who nominated such director shall be entitled to nominate a replacement so long as the Stockholder is entitled to nominate at least one director to the Board at such time.

Support Obligations

During the period as the CCGC, the Board or the Issuer continues to nominate the MSD Director Nominee(s) and SLP Director Nominee(s) (and unless the MSD Stockholders or SLP Stockholders irrevocably renounce their rights to designate director nominees or all MSD Director Nominees and SLP Director Nominees have resigned from the Board), The MSD Stockholders and SLP Stockholders agree with the Issuer that (A) no MSD Stockholder or SLP Stockholder, respectively, shall otherwise act to seek to propose to the Issuer or any of its stockholders to nominate or support any person as a director who is not an MSD Director Nominee or SLP Director Nominee, respectively, or otherwise nominated by the CCGC or the Board and (B) at the Issuer’s annual meeting of stockholders and at any other meeting of the stockholders of the Issuer, the MSD Stockholders and SLP Stockholders, will, to the extent that their respective shares of the Issuer’s common stock are entitled to vote thereon, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Issuer is sought, (1) appear at each such meeting or otherwise cause all of the Issuer’s common stock beneficially owned by the MSD Stockholders and SLP Stockholders, respectively, (and for which the MSD Stockholders or the SLP Stockholders, respectively, have the right to vote) as of the applicable record date to be counted as present thereat for purposes of calculating a quorum and (2) vote (or cause to be voted), in person or by proxy, all of the MSD Stockholders’ or SLP Stockholder’s common stock of the Issuer as of the applicable record date for each MSD Director Nominee or SLP Director Nominee, respectively, and each other individual nominated by the CCGC or the Board for election to the Board.

Committee Rights

For so long as either the MSD Stockholders or the SLP Stockholders, respectively, are entitled to nominate at least one director, such Stockholder may have at least one of its nominees then serving on the Board serve on each committee of the Board (except the audit committee or related party transaction committee), to the extent permitted by applicable law and stock exchange rules and subject to certain exceptions.

Board Chairman

MSD shall remain the chairman of the Board so long as (i) he serves on the Board and (ii) the MSD Stockholders have the right to nominate at least one director to the Board.

Acquisitions of Common Stock and Other Actions

The MSD Stockholders and the SLP Stockholders have agreed to be subject to, with specific exceptions and as further described in the Stockholders Agreement, certain limitations and restrictions on the acquisition of outstanding shares of any class of the Issuer’s common stock, including a prohibition on acquisitions of the Issuer’s common stock in a manner that would increase such Stockholder’s initial ownership percentage by more than 1% of the total outstanding shares of the Issuer.

The MSD Stockholders and the SLP Stockholders have agreed with the Issuer to not make any public proposal or announcement (individually, together or with a third party) or take any public or private action with any third party that (other than in the capacity as a Board member and subject to such Board member’s fiduciary duties under applicable law) constitutes (i) controlling, changing or influencing the Board or management of the Issuer, including any plans or proposals to change the number of directors or to fill any vacancies on the Board; (ii) any material change in the capitalization, share repurchase programs and practices, capital allocation programs and practices or dividend practice of the Issuer; (iii) any other material change in the Issuer’s management, business or corporate structure; or (iv) seeking to have the Issuer waive or make amendments or modifications to the Issuer’s Amended and Restated Certificate of Incorporation or bylaws.

The obligations set forth in the preceding two paragraphs will expire upon the earliest of (i) the date on which the MSD Stockholders’ or SLP Stockholders’, as the case may be, respective ownership of the Issuer’s common stock is less than 7.5% of all outstanding shares of the Issuer’s common stock, (ii) the later of (A) three years following the Spin-Off and (B) the 12 month anniversary of the date on which the MSD Stockholders or the SLP Stockholders, respectively, cease to have a right to designate a director nominee on the Board, and (iii) the expiration of the initial term (or earlier termination) of that certain Commercial Framework Agreement, which is five years.

Stockholder Voting

As further described in the Stockholders Agreement, in the event the Board approves and recommends that the Issuer’s stockholders vote in favor of a transaction that requires approval of the Issuer’s stockholders relating to mergers, acquisitions or other business combinations or extraordinary transactions involving the Issuer, or the issuance of securities in connection with any such transaction (in each such case, other than a Sale Transaction (as defined in the Stockholders Agreement)), the MSD Stockholders and the SLP Stockholders have agreed with the Issuer to vote all of their shares entitled to vote in favor of such transaction; provided, that the MSD Stockholders and the SLP Stockholders will only be obligated to vote in favor of such transaction if, (i) (x) with respect to the MSD Stockholders, MSD or a director nominee who is an immediate family member of MSD has voted in favor of such transaction in his or her capacity as a director and (y) with respect to the SLP Stockholders, Egon Durban (or any SLP Director Nominee who is a Managing Director of Silver Lake) has voted in favor of such transaction in his or her capacity as a director, (ii) the Board has not “changed or “withdrawn” its recommendation that the Issuer’s stockholders vote in favor of such transaction and (iii) such transaction does not require any of the MSD Stockholders or the SLP Stockholders to forfeit, terminate or relinquish any of its rights under the Stockholders Agreement.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed as Exhibit B hereto and is incorporated by reference herein.

Registration Rights Agreement

In connection with the consummation of the Spin-Off, the MSD Stockholders and the SLP Stockholders became a party to a Registration Rights Agreement (the “Registration Rights Agreement”), by and among, the Issuer, the MSD Stockholders and the SLP Stockholders.

Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), to the MSD Stockholders and the SLP Stockholders in order to register the resale of shares of common stock of the Issuer held by such Stockholders. Pursuant to the Registration Rights Agreement and subject to certain limitations, the Stockholders will be entitled to exercise two demand registrations, including with respect to underwritten offerings, in any calendar year. In addition, each of the MSD Stockholders and the SLP Stockholders will also be entitled to participate in certain registered offerings by the Issuer, other holders of equity interests in the Issuer and/or the other Stockholders.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit C hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Stockholders Agreement, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.2 of VMWare Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2021).

C.

Registration Rights Agreement, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.3 of VMWare Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2021

SL SPV-2, L.P.
By:	SLTA SPV-2, L.P., its general partner
	By:	SLTA SPV-2 (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SPV-2, L.P.
By:	SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SPV-2 (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Partners V DE (AIV), L.P.
By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors V, L.P.
By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.
By:	SLTA V (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States. Also set forth below is the number of shares of Class A Common Stock beneficially owned by such persons as of November 1, 2021. Unless otherwise indicated, shares of Class A Common Stock were received in the Spin-Off in respect of shares of Class C common stock of Dell Technologies Inc. currently held.

Name	Business Address	Principal Occupation	Class A Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	0 shares

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	6,953 shares*

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	10,682 shares

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	2,598 shares

*	Includes 55 shares of Class A Common Stock beneficially owned prior to the Spin-Off